Exhibit 10.8

EXECUTIVE SEVERANCE AGREEMENT

THIS EXECUTIVE SEVERANCE AGREEMENT (this “Agreement”) between Yellow Roadway Corporation, a Delaware corporation (“Yellow”) and [name] (the “Executive”),

W I T N E S S E T H:

WHEREAS, the duly authorized Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Yellow or the Board, has approved Yellow entering into revised severance agreements with key executives of Yellow and its Subsidiaries (collectively, the “Corporation”);

WHEREAS, the duly authorized Committee or the Board has selected the Executive as a key executive of the Corporation; and

WHEREAS, should Yellow receive any proposal from a third person concerning a possible Business Combination (defined below) with, or acquisition of equity securities of, Yellow, the Board believes it important that the Corporation and the Board be able to rely upon the Executive to continue in his position, and that Yellow have the benefit of the Executive performing his duties without his being distracted by the personal uncertainties and risks created by such a proposal;

NOW, THEREFORE, the parties agree as follows:

1. Definitions. As used in this Agreement, the following capitalized terms shall have the meanings given the terms in this Section 1.

(a)	“Business Combination” means any transaction that is referred to as such in the Certificate of Incorporation of Yellow, as amended.

(b)	“Cause” means

(1)	a conviction of a felony involving moral turpitude by a court of competent jurisdiction that is no longer subject to direct appeal,

(2)	conduct that is materially and demonstrably injurious to Yellow, or

(3)	the Executive’s willful engagement in one or more acts of dishonesty resulting in material personal gain to the Executive at the expense of Yellow.

(c)	“Change of Control,” for the purposes of this Agreement, shall be deemed to have taken place if:

(1)	a third person, including a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, purchases or otherwise acquires shares of the Corporation after the date of this Agreement and as a result of the purchase or acquisition becomes the beneficial owner of shares of the Corporation having 20% or more of the total number of votes that may be cast in any election of directors of Yellow; or

(ii)	as the result of, or in connection with any cash tender or exchange offer, merger or other Business Combination, or contested election, or any combination of the those transactions, the Continuing Directors shall cease to constitute a majority of the Board of Yellow or any successor to Yellow.

(d)	“Continuing Director” means a director of Yellow who meets the definition of Continuing Director contained in the Certificate of Incorporation of Yellow, as amended.

(e)	“Normal Retirement Age” means the last day of the calendar month in which the Executive’s 65th birthday occurs.

(f)	“Permanent Disability” means, as determined in the reasonable discretion of the Board or the duly authorized Committee, a physical or mental condition that permanently renders the Executive incapable of exercising the duties and responsibilities of the position the Executive held immediately prior to any Change of Control.

(g)	“Subsidiary” means any domestic or foreign entity, of which Yellow or its Subsidiaries directly or indirectly owns a majority of the entity’s shares or other equity interests normally entitled to vote in electing directors or selecting management.

(h)	“Target Bonus” means the incentive compensation that the Board or the duly authorized Committee set or approved, that the Corporation has targeted to pay the Executive if the Executive, the Corporation or a Subsidiary achieves certain specified objectives that the Board or the duly authorized Committee has outlined or approved. The term “Target Bonus” for the year of a Termination means the Target Bonus of the Executive calculated as if the Executive were entitled to receive 100% of the Target Bonus for the relevant period without regard to whether the specified objectives are actually achieved.

(i)	Construction & Interpretation. As used in this Agreement, unless the context expressly requires the contrary, references to Sections shall mean the sections and subsections of this Agreement; references to “including” shall mean “including (without limitation)”; references to a “person” shall mean both legal entities and natural persons; references to the singular shall include the plural and vice versa; and references to the masculine shall include the feminine and neutral, and vice versa.

2. Services During Certain Events. If a third person begins a tender or exchange offer for the shares of the Corporation, circulates a proxy to shareholders of the Corporation, or takes other steps seeking to effect a Change of Control, the Executive agrees that the Executive will not voluntarily leave the employ of the Corporation without the consent of the Corporation and will render the services contemplated in the recitals to this Agreement, until the third person has abandoned or terminated the third person’s efforts to effect a Change of Control or until 90 days after a Change of Control has occurred. If the Executive fails to comply with the provisions of this Section 2, the Corporation will suffer damages that are difficult, if not impossible, to ascertain. Accordingly, should the Executive fail to comply with the provisions of this Section 2, the Corporation shall retain the amounts that would otherwise be payable to the Executive (other than accrued salary under Section 4(a) and normal health, welfare and retirement benefits until the date of the Executive’s termination) under this Agreement as fixed, agreed and liquidated damages but shall have no other recourse against the Executive.

3. Termination After or in Connection With a Change of Control. For purposes of this Agreement, the term “Termination” shall include the following in this Section 3:

(a)	the Corporation’s termination of the Executive’s employment with the Corporation within two years after a Change of Control for any reason other than death, Permanent Disability, retirement at or after his Normal Retirement Age or Cause;

(b)	the Corporation’s termination of the employment of the Executive with the Corporation, for any reason other than death, Permanent Disability, retirement at or after his Normal Retirement Age or Cause, if the termination occurs at any time between:

(1)	the date the Corporation enters into a definitive agreement or files a proxy statement, or the date a third person begins a tender or exchange offer, in each case, in connection with a transaction that would constitute a Change of Control, or the date the Corporation takes other steps seeking to effect a Change of Control, and

(2)	the date the Change of Control transaction is either consummated, abandoned or terminated (for this purpose, the Board shall have the sole and absolute discretion to determine that a proposed transaction has been abandoned), or

(c)	the resignation of the Executive after the occurrence of any of the following events within two years after a Change of Control:

(1)	an adverse change of the Executive’s title or a reduction or adverse change in the nature or scope of the Executive’s authority or duties from those the Executive exercised and performed immediately prior to the Change of Control;

(2)	a transfer of the Executive to a location that is more than 35 miles away from the location where the Executive was employed immediately prior to the Change of Control;

(3)	a substantial increase occurs in the amount of time the Executive is required to spend traveling (for this purpose, a “substantial increase” will be deemed to occur if the Executive is required to travel in an amount greater than 30% more in any calendar year, measured in number of days, as compared to the average number of days the Executive was required to travel during the three preceding calendar years).

(4)	any reduction in the rate of the Executive’s annual salary below his rate of annual salary immediately prior to the Change of Control; or

(5)	any reduction in the level of the Executive’s fringe benefits or bonus below a level consistent with the Corporation’s practice prior to the Change of Control, other than changes applicable to all similarly situated executives of the Corporation.

4. Termination Payments. In the event of a Termination, Yellow shall provide to the Executive the following benefits:

(a)	Yellow shall pay to the Executive, in accordance with its normal payroll policies, the compensation and benefits that the Executive accrued through the date of Termination. This amount shall include the pro rata amount of the Executive’s Target Bonus for the year that includes the date of Termination.

(b)	Yellow shall pay to the Executive, on or before the Executive’s last day of employment with the Corporation, as additional compensation for services rendered to the Corporation, a lump sum cash amount (subject to the minimum applicable federal, state or local lump sum withholding requirements, if any, unless the Executive requests that a greater amount be withheld) equal to two times the sum of:

(1)	the Executive’s current base salary, and

(2)	the Executive’s Target Bonus in effect for the year that includes the date of the Executive’s Termination (or if no such Target Bonus has been set, the Target Bonus for the prior year).

If there are fewer than 120 whole or partial months remaining from the date of the Executive’s Termination to his Normal Retirement Age, in lieu of the amount described above in this Section 4(b), Yellow shall pay to the Executive, on or before the Executive’s last day of employment with the Corporation, as additional compensation for services rendered to the Corporation, a lump sum cash amount (subject to the minimum applicable federal, state or local lump sum withholding requirements, if any, unless the Executive requests that a greater amount be withheld) equal to three times the sum of:

(3)	the Executive’s current base salary, and

(4)	the Executive’s Target Bonus in effect for the year that includes the date of the Executive’s Termination.

(c)	During the “Applicable Period” (defined below), following the Executive’s Termination, the Corporation shall arrange to provide the Executive with substantially similar benefits to the benefits the Executive would have received if the Executive had remained an employee of the Corporation, including the applicable medical, dental, life insurance, short-term disability, long-term disability and perquisite plans and programs covering key executives of the Corporation; provided that the Executive shall not be entitled to accrue any benefits after Termination under any 401(k) plan or defined benefit or contribution pension plan of the Corporation. “Applicable Period” means:

(1)	if there are fewer than 120 whole or partial months remaining from the date of the Executive’s Termination to his Normal Retirement Date, three years, or

(2)	if Section 4(c)(1) above is not applicable, two years,

in each case, from the date of the Executive’s termination.

(d)	The Executive shall be entitled to the Gross-Up Payment, if any, described in Section 6.

5. Equity Grants and Awards. In the event of a Change of Control, all options to acquire shares of Yellow, all shares of restricted Yellow stock, all performance or share units and all other equity or phantom equity incentives that the Corporation granted the Executive under any plan of the Corporation, including Yellow’s 1992, 1996, 1997 and 1999 Stock Option Plans, Yellow’s 2002 Stock Option and Share Award Plan, Yellow’s Executive Performance Plan, as amended, Yellow’s 2004 Long-Term Incentive and Equity Award Plan, and the 2004 Long-Term Incentive Plan, as amended from time to time, shall become immediately vested, exercisable and non-forfeitable and all conditions of any grant or award (including any required holding periods) shall be deemed to have been satisfied. If the Executive is a participant in Yellow’s 2004 Long-Term Incentive Plan or any similar or successor plan,

(a)	for any incomplete performance period under the plan, the Corporation shall pay the Executive any cash or equity component upon the Change of Control that the plan provides only if the plan so provides, assuming that the Corporation would meet a Target performance for each period;

(b)	for any completed performance period under the plan, to the extent the Executive has not received the grant for the period:

(i)	if 75% or more of the data of the comparative companies necessary for completing the calculation is available, then the Executive shall receive the remaining portion of the grant upon the Change of Control based on the data available seven days prior to the Change of Control; otherwise

(ii)	if less than 75% of the data of the comparative companies necessary for completing data is available, then the Executive shall receive the remaining portion of the grant upon the Change of Control, assuming that the Corporation would meet the Target performance for the period; provided that if the Executive had previously received a partial grant and that grant exceeded a grant for Target performance, the Executive shall not be required to return the prior grant;

and, in each case, any equity component shall be treated in accordance with the first sentence of this Section 5.

6. Additional Payments by Yellow.

(a)	Gross-Up Payment. If it shall be determined that the Corporation’s payment or provision of any payment or benefit of any type to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (determined without regard to any additional payments required under this Section 6) (the “Total Payments”) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) (or any similar tax that may hereafter be imposed) or any interest or penalties with respect to the excise tax (the excise tax, together with any interest and penalties, are collectively referred to as the “Excise Tax”), then

Yellow shall pay the Executive an additional payment (a “Gross-Up Payment”) in an amount such that after the Executive’s payment of all taxes (including all federal, state or local taxes and any interest or penalties imposed with respect to those taxes), including any Excise Tax, imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Total Payments. Yellow shall pay the Gross-Up Payment promptly following the Accounting Firm’s (defined below) determination described in Section 6(b) or in accordance with Section 6(c).

(b)	Accounting Firm Determination. An independent accounting firm that Yellow retains (the “Accounting Firm”) shall make all determinations that this Section 6 requires, including whether a Gross-Up Payment is required and the amount of the Gross-Up Payment. Yellow shall cause the Accounting Firm provide detailed supporting calculations both to Yellow and the Executive within 15 business days of the date of Termination, if applicable, or such earlier time that Yellow requests. If the Accounting Firm determines that the Executive is not required to pay an Excise Tax, the Accounting Firm shall furnish the Executive with an opinion that the Executive has substantial authority not to report any Excise Tax on his federal income tax return. The Accounting Firm’s determination shall be binding upon Yellow and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the Accounting Firm’s initial determination, it is possible that Gross-Up Payments that Yellow will not have been made should have been made (“Underpayment”) consistent with the calculations that this Agreement requires. If Yellow exhausts its remedies pursuant to Section 6(c) and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and Yellow shall pay the Underpayment promptly to or for the benefit of the Executive. Yellow shall promptly pay all expenses of the Accounting Firm.

(c)	Notification Required. The Executive shall notify Yellow in writing of any Internal Revenue Service claim that, if successful, would require Yellow’s payment of the Gross-Up Payment. The Executive shall give Yellow the notification as soon as practicable but no later than ten business days after the Executive knows of the claim and shall apprise Yellow of the nature of such claim and the date on which such claim is requested to be paid; provided that the Executive’s failure to give the notice within the 10-day period shall only prejudice the Executive’s rights pursuant to Section 6 to the extent that Yellow’s ability to reduce the amount of the Gross-Up Payment have been prejudiced. The Executive shall not pay the claim prior to the expiration of the 30-day period following the date on which the Executive gives notice to Yellow (or such shorter period ending on the date that any payment of taxes with respect to the claim is due). If Yellow notifies the Executive in writing prior to the expiration of the period that it desires to contest the claim, the Executive shall:

(1)	give Yellow any information that Yellow reasonably requests relating to the claim,

(2)	take such action in connection with contesting the claim as Yellow shall reasonably request in writing from time to time, including, accepting legal representation with respect to the claim by an attorney that Yellow reasonably selects,

(3)	cooperate with Yellow in good faith to effectively contest the claim,

(4)	permit Yellow to participate in any proceedings relating to the claim; provided, that Yellow shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with the contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties, imposed as a result of the representation and payment of costs and expenses.

Without limitation on the foregoing provisions of this Section 6(c), Yellow shall control all proceedings taken in connection with the contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of a claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund, or contest the claim in any permissible manner. The Executive agrees to prosecute the contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Yellow shall determine; provided, that if Yellow directs the Executive to pay the claim and sue for a refund, Yellow shall advance the amount of the payment to the Executive, on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax, including interest or penalties, imposed with respect to the advance or with respect to any imputed income with respect to the advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which the contested amount is claimed to be due is limited solely to the contested amount. Yellow’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable under this Agreement and the Executive shall be entitled to settle or contest, as the case may be, any other issue that the Internal Revenue Service or any other taxing authority raises.

(d)	Repayment. If, after the Executive’s receipt of an amount that Yellow paid or advanced pursuant to this Section 6, the Executive becomes entitled to receive a refund with respect to the claim, the Executive shall (subject to Yellow’s complying with the requirements of this Section 6), promptly pay to Yellow the amount of the refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the Executive’s receipt of an amount that Yellow paid or advanced pursuant to this Section 6, a determination is made that the Executive shall not be entitled to any refund with respect to the claim and Yellow does not notify the Executive in writing of its intent to contest the denial of refund prior to the expiration of 30 days after the determination, then the payment or advance shall be forgiven and shall not be required to be repaid and the amount of the payment or advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

7. General.

(a)	Confidentiality. The Executive shall hold in a fiduciary capacity for the benefit of the Corporation all data, reports and other information relating to the business of the Corporation that comes into the possession of the Executive during the Executive’s employment with the Corporation (collectively, “Confidential Information”). During the Executive’s employment with the Corporation and after termination of the Executive’s employment, the Executive agrees:

(i)	to take all such precautions as may be reasonably necessary to prevent the disclosure to any third person of any of the Confidential Information;

(ii)	not to use for the Executive’s own benefit any of the Confidential Information; and

(iii)	not to aid any other person in the use of the Confidential Information in competition with the Corporation; provided that nothing in this Agreement shall prohibit the Executive from disclosing or using any Confidential Information:

(A)	in the performance of the Executive’s duties as an employee of the Corporation,

(B)	as required by applicable law,

(C)	in connection with the enforcement of the Executive’s rights under this Agreement or any other agreement with the Corporation,

(D)	in connection with the defense or settlement of any claim, suit or action brought or threatened against the Executive by or in the right of the Corporation, or

(E)	with the prior written consent of the Board.

Notwithstanding any provision contained herein to the contrary, the term “Confidential Information” shall not be deemed to include any general knowledge, skills or experience acquired by the Executive or any knowledge or information known or available to the public in general. The Executive further agrees that, within 90 days after termination of the Executive’s employment for any reason, the Executive will surrender to the Corporation all Confidential Information, and any copies of Confidential Information, in his possession and agrees that all the materials and copies, are at all times the property of the Corporation. Notwithstanding the foregoing, the Executive shall be permitted to retain copies of, or have access to, all Confidential Information relating to any disagreement, dispute or litigation (pending or threatened) involving the Executive.

(b)	Remedies. In the event of a breach or threatened breach by the Executive of the provisions of Section 7(a), the Corporation shall be entitled to an injunction restraining the Executive from violating Section 7(a) without the necessity of posting a bond. Nothing herein shall be construed as prohibiting the Corporation from pursuing any other remedies available to it at law or in equity. The parties agree that the provisions of this Section 7(a) shall survive the termination of the Executive’s employment with the Corporation, as the continuation of this covenant is necessary for the protection of the Corporation.

(c)	Payment Obligations Absolute. Yellow’s obligation to pay the Executive the compensation and to make the arrangements provided herein shall be absolute and unconditional and shall not be affected by any circumstance, including any setoff, counterclaim, recoupment, defense or other right that the Corporation may have against the Executive or anyone else, except as provided in Section 2 and except for any setoff, counterclaim, recoupment, defense or other right that the Corporation may have against the Executive for actions that the Executive may have taken that fall within the definition of Cause (in Section 1(b)) irrespective of whether the Corporation terminated the Executive for Cause or not. All amounts that Yellow owes under this Agreement shall be paid without notice or demand. Each and every payment that Yellow makes under this Agreement shall be final, and Yellow will not seek to recover all or any part of the payment from the Executive or from whosoever may be entitled to the payment, for any reason whatsoever. The Executive shall not be obligated to seek other employment in mitigation of the amounts payable or arrangements made under any provision of this Agreement, and the obtaining of any such other employment shall in no event affect any reduction of Yellow’s obligations to make the payments that this Agreement requires.

(d)	Obligations to Pay Costs. If the Corporation terminates the Executive, and if the Executive successfully asserts a claim, action or proceeding against the Corporation for benefits under this Agreement or any other agreement between the Executive and the Corporation, the Corporation shall promptly pay or reimburse the Executive for all costs and expenses, including court costs and attorneys’ fees, that the Executive incurs in connection with the claim, action or proceeding. For purposes of this Section 7(e), the Executive will be deemed to have successfully asserted a claim, action or proceeding against the Corporation if, as a result of the claim, action or proceeding, the Corporation pays to the Executive, under this Agreement or any other agreement between the Executive and the Corporation, any amounts in addition to the amounts the Executive would be entitled to receive upon a termination for Cause.

(e)	Successors. This Agreement shall be binding upon and insure to the benefit of the Executive and his estate and the Corporation and any successor of the Corporation, but the Executive may neither assign nor pledge this Agreement or any rights arising under this Agreement.

(f)	Severability. Any provision in this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to the jurisdiction, be ineffective only to the extent of the prohibition or unenforceability without invalidating or affecting the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable the provision in any other jurisdiction.

(g)	Controlling Law. The laws of the State of Delaware, without reference to its law on conflicts of law, shall govern this Agreement shall in all respects.

(h)	Termination. A majority of the Continuing Directors may terminate this Agreement upon notifying the Executive; except that a termination shall not be made, and if made shall have no effect,

(1)	within two years after the Change of Control in question, or

(2)	during any period of time when Yellow has knowledge that any third person has taken steps reasonably calculated to effect a Change of Control until, in the opinion of a majority of the Continuing Directors the third person has abandoned or terminated his efforts to effect a Change of Control. Any decision by a majority of the Continuing Directors that the third person has abandoned or terminated his efforts to effect a Change of Control shall be conclusive and binding on the Executive.

(i)	This Agreement amends, restates, replaces and supercedes that Executive Severance Agreement dated as of [date] between the Corporation and the Executive in its entirety.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the      day of             , 20    .

EXECUTIVE:	YELLOW ROADWAY CORPORATION

By:
[name]		Daniel J. Churay
Vice President, General Counsel
and Secretary